UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

June 1, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein are two press releases issued by the Registrant, titled: "D. Medical Announces Issuance of Core U.S. Patent To Subsidiary, Spring-Set Health Solutions Ltd.” and "D. Medical Enters into a Definitive Agreement for the Sale of its Holdings in its Publicly Held Subsidiary, NextGen Biomed Ltd."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical Announces Issuance of Core U.S. Patent
To Subsidiary, Spring-Set Health Solutions Ltd.

Tirat Carmel, Israel – May4, 2011 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMED) ("D. Medical" or the “Company”), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, announced today that its subsidiary, Spring-Set Health Solutions Ltd. (formerly "Medx- Set Ltd.”), has been granted U.S. Patent No. 7,951,122, entitled "Infusion set self-occlusion mechanism."

This patent protects the breakthrough Detach-Detect mechanism that distinguishes the recently FDA and Health Canada cleared Spring™ Universal Infusion Set from competitive products currently on the market.  In the case that the base of the infusion set detaches from the user’s body, a blocking mechanism is triggered which, in turn, creates an occlusion. This evokes an occlusion alarm in an insulin pump. This unique feature enables exceptional reliability for continuously controlled and monitored insulin delivery, providing additional safety and peace of mind - especially for athletes and the parents of pediatric patients.

Efri Argaman, D. Medical’s Chief Executive Officer, commented, “As we continue to expand our global distribution network for the Spring Universal Infusion Set, it is important this opportunity is well protected.  With additional patents that cover our innovative Detach-Detect mechanism pending in the European Union, Japan, China, India, Israel, Korea and Singapore, this U.S. patent issuance strengthens D. Medical’s already formidable intellectual property estate."

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology.  D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps.  D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch.  For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales and cost of sales, manufacturing volumes, the cost-effectiveness of its spring-based design, target markets, regulatory approvals and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507135
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 212-618-6347
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations

Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il

News Release
For Immediate Release

D. Medical Enters Into a Definitive Agreement for the Sale of its
Holdings in its Publicly Held Subsidiary, NextGen Biomed Ltd.

Tirat Carmel, Israel – June 1, 2011 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMED) ("D. Medical" or the “Company”), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, announced today that, further to its press release of May 30, 2011, it has now entered into a definitive agreement with a third party for the sale of its holdings in its publicly held subsidiary, NextGen Biomed Ltd. ("NextGen") (the "Transaction").

At the closing of the Transaction, which is expected to occur by June 30, 2011, the Company will transfer its holdings in NextGen, i.e. 104,347,900 shares of NextGen and 3,006,191 options to purchase ordinary shares of NextGen, in exchange for NIS 5.5 Million (approximately US$ 1.6 Million) in cash (the "Consideration Amount"). The Consideration Amount is subject to certain adjustments, based on NextGen's and its subsidiaries' cash reserves at the closing of the Transaction.

"Since our U.S. IPO in the summer of 2010, D. Medical has achieved a number of important commercialization milestones. We believe that the additional resources that the completion of this transaction will provide will help us to build upon that momentum. At the same time, it will position NextGen on an exciting new path of its own," said Efri Argaman, D. Medical's Chief Executive Officer.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology.  D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps.  D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch.  For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D. Medical does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507135
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 212.618.6347
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations

Iris Lubitch
T: +972-775538007
Iris@EffectiveIR.co.il